Exhibit 99.1

FCA Completes Sale of Magneti Marelli to Calsonic Kansei

Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU/MTA: FCA) today announced the completion of the sale of its automotive components business, Magneti Marelli S.p.A., to CK Holdings Co., Ltd., the holding company of Calsonic Kansei Corporation, a leading Japanese automotive component supplier. In connection with the closing, FCA received cash consideration of approximately €5.8 billion1.

“We thank Magneti Marelli’s employees for their dedication to providing innovative products while supporting FCA business objectives,” said FCA CEO Mike Manley. “FCA remains committed to Magneti Marelli, with the new company continuing as a key supplier, and I am confident that this transaction secures a strong future for their employees and other stakeholders. This sale also recognizes the full strategic value of Magneti Marelli, improving our financial position, delivering value to our shareholders and allowing us to enhance our focus on our core product portfolio.”

FCA also announced that its Board of Directors approved today an extraordinary cash distribution to the holders of FCA common shares of €1.30 per share, corresponding to a total distribution of approximately €2 billion from the net proceeds of this transaction.

The extraordinary cash distribution calendar for both NYSE and MTA is: ex-date 20 May 2019; record date 21 May 2019; payment date 30 May 2019.

London, 2 May 2019

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1Consideration adjusted based on Magneti Marelli’s estimated financial position as of the closing date, subject to final closing balance sheet.

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